Filed Pursuant to Rule 433
Registration No. 333-288448

Free Writing Prospectus dated August 3, 2026
(to Prospectus dated July 1, 2025 and
Preliminary Prospectus Supplement dated August 3, 2026)
Explanatory note: This Free Writing Prospectus was initially filed on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system of the Securities and Exchange Commission at 6:05 p.m. on August 3, 2026. Due to a technical error, the values for “Spreads to Benchmark Treasury” erroneously showed: “#VALUE!”. Solely for the purpose of correcting this technical error and replacing the erroneous value with the actual values, this Free Writing Prospectus is hereby re-filed.
Pricing Term Sheet
B.A.T CAPITAL CORPORATION
$750,000,000 5.300% Notes due 2033
$750,000,000 5.550% Notes due 2036

August 3, 2026

Issuer:	B.A.T Capital Corporation (the “Issuer”)

Guarantors:
British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and, unless its guarantee is released in accordance with the indenture governing the
Notes (as defined below), Reynolds American Inc.

Security Title:	$750,000,000 5.300% Notes due 2033 (the “2033 Notes”) $750,000,000 5.550% Notes due 2036 (the “2036 Notes” and, together with the 2033 Notes, the “Notes”)

Ranking:	Senior and Unsubordinated

Form:	SEC-Registered Global Notes

Principal Amounts:	$750,000,000 for the 2033 Notes $750,000,000 for the 2036 Notes

Maturity Dates:	August 5, 2033 for the 2033 Notes August 5, 2036 for the 2036 Notes

Interest Rates:	5.300% per annum for the 2033 Notes 5.550% per annum for the 2036 Notes

Benchmark Treasury:	4.375% due July 31, 2033 for the 2033 Notes 4.375% due May 15, 2036 for the 2036 Notes

Benchmark Treasury Prices and Yields:	99-00+ / 4.541% in respect of the 2033 Notes 97-18 / 4.688% in respect of the 2036 Notes

Spreads to Benchmark Treasury:	+80 bps for the 2033 Notes +90 bps for the 2036 Notes

Yields to Maturity:	5.341% for the 2033 Notes 5.588% for the 2036 Notes

Day Count Convention:	30/360 (or, in the case of an incomplete month, the number of days elapsed)

Business Day Convention:	Following, Unadjusted

Prices to Public:	99.763% for the 2033 Notes 99.712% for the 2036 Notes

Net Proceeds to Issuer (before Expenses):	$745,597,500 for the 2033 Notes $744,840,000 for the 2036 Notes

Interest Payment Dates:	Semi-annually in arrear on February 5 and August 5 of each year, commencing on February 5, 2027

Interest Payment Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Optional Redemption:
The Issuer may redeem a series of Notes, in whole or in part, at its option, at any time and from time to time before the applicable “Par Call Date” (as set out in the table below) at a redemption price equal to the greater of (x) 100% of the principal amount of the series of Notes to be redeemed and (y) the sum of the present values of the applicable Remaining Scheduled Payments (as defined in the Prospectus) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate (as defined in the Prospectus), plus the applicable Make-Whole Spread (as set out in the table below) together with accrued and unpaid interest on the principal amount of the series of Notes to be redeemed to, but excluding, the date of redemption.

The Issuer may redeem a series of Notes on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

	Series	Par Call Date	Make-Whole Spread

	2033 Notes	June 5, 2033	15 basis points

	2036 Notes	May 5, 2036	15 basis points

Trade Date:	August 3, 2026

Expected Settlement Date:	August 5, 2026 (T+2)

Expected Ratings:	Baa1 (Moody’s) / BBB+ (S&P) / A- (Fitch)

CUSIPs:	054989 AG3 for the 2033 Notes 054989 AH1 for the 2036 Notes

ISINs:	US054989AG38 for the 2033 Notes US054989AH11 for the 2036 Notes

Governing Law:	State of New York

Listing and Trading:	Application will be made to list each series of the Notes on the New York Stock Exchange. No assurance can be given that such application will be approved or that any of the Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. Currently there is no active trading market for the Notes.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Santander US Capital Markets LLC Wells Fargo Securities, LLC

Bookrunners:	Bank of China Limited, London Branch BBVA Securities Inc. Commerz Markets LLC Lloyds Securities Inc.

Co-manager:	Emirates NBD Bank PJSC
Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.
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AMENDMENTS TO THE PRELIMINARY PROSPECTUS SUPPLEMENT
In addition to the pricing information set forth above, the Preliminary Prospectus Supplement is hereby amended to reflect the following change.
The third bullet point of the third paragraph in the section named “Where You Can Find More Information; Incorporation By Reference” on page S-4 is replaced with the following:
•BAT’s Report on Form 6-K, furnished to the SEC on July 30, 2026 (at 6:03 a.m. Eastern Daylight Time) relating to the results of BAT as of and for the six months ended June 30, 2026 (the “Half-Year Report”)(2).
Other than as disclosed above, the information (including footnote (2)) in the section named “Where You Can Find More Information; Incorporation By Reference” remains unchanged.
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It is expected that delivery of the Notes will be made against payment therefor on or about August 5, 2026, which will be two business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15c6-1 of the Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

Bank of China Limited, London Branch and Emirates NBD Bank PJSC will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the Financial Industry Regulatory Authority.
The Issuer and the Guarantors have filed a registration statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantors have filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering of the Notes will arrange to send you the Prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Santander US Capital Markets LLC toll-free at 1-855-403-3636 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.
This Pricing Term Sheet is only being distributed to, and is only directed at, (a) persons who are located outside the United Kingdom (the “UK”) or (b) persons who are in the UK that are qualified investors as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”), (ii) fall within Article 49(2)(a) to (d) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) in connection with the issue or sale of any Notes may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this Pricing Term Sheet, the recipient warrants and acknowledges that it is such a relevant person. The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person that is not a relevant person should not act or rely on this document or any of its contents. No part of this Pricing Term Sheet should be published, reproduced, distributed or otherwise made available in whole or in part to any other person without the prior written consent of the Issuer. The Notes are not being offered, sold or distributed to any person in the United Kingdom, except in circumstances falling within Part 1 of Schedule 1 to the POATRs.
A communication of an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received in connection with the issue or sale of any Notes will only be made in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantors.
Each recipient confirms that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes referenced in this communication in, from or otherwise involving the UK.

Prohibition of sales to European Economic Area (“EEA”) retail investors: The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Prohibition of sales to UK retail investors: The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to, any retail investor in the UK. For these purposes, a “retail investor” means a person who is either one (or both) of: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK MiFIR”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs and the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to buy or subscribe for the Notes. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.